[Reference Translation]

May 11, 2010

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION Name and Title of Representative: Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person: Naoki Kojima General Manager, Accounting Division Telephone Number: 0565-28-2121

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 11, 2010, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to propose an agenda asking for authorization to distribute dividends from surplus, with record date dated March 31, 2010, at the 106th Ordinary General Shareholders’ Meeting to be held on June 24, 2010.  In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Amount to be proposed as Year-end dividend for FY 2010	Most recent dividend forecast	Year-end dividend paid for FY 2009
Record Date	March 31, 2010	March 31, 2010	March 31, 2009
Dividend per share	25.00 yen	Not reported	35.00 yen
Total amount of dividends	78,400 million yen	-	109,755 million yen
Effective date	June 25, 2010	-	June 24, 2009
Source of dividends	Retained earnings	-	Retained earnings

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive stiff competition, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Considering these factors, TMC plans to propose a year-end dividend of 25 yen per share, and an annual dividend of 45 yen per share, combined with the interim dividend of 20 yen per share.

 [Reference]

Details of Dividends through the fiscal year

	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY 2010 (ended March 31, 2010)	20.00	25.00 (plan)	45.00 (plan)
Dividends for FY 2009 (ended March 31, 2009)	65.00	35.00	100.00